FOR IMMEDIATE RELEASE              FOR ADDITIONAL INFORMATION
                                   CONTACT: Keith S. Walters, Chairman,
                                   President and CEO         (800) 752-5386



         ENNIS BUSINESS FORMS, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

     Ennis, Texas, November 4, 1998 -- The Board of Directors of Ennis Business Forms, Inc. (the "Company;" NYSE Symbol: EBF) today adopted a Shareholder Rights Plan (the "Plan") and declared a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock.

     Keith S. Walters, the Company's Chairman of the Board, President and Chief Executive Officer, said: "The Plan is designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of an unsolicited attempt to gain control of the Company and to discourage certain abusive takeover tactics. The Plan has not been adopted in response to any specific takeover threat made on the Company, and the Board of Directors has not been notified of any effort by a third party to acquire control of the Company."

     The rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the Common Stock without consent of the Board of Directors. Each right will entitle shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $27.50, subject to adjustment.

     If a person or group acquires 15% or more of the Company's outstanding Common Stock without consent of the Board of Directors, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of shares of the Company's Common Stock having a market value of twice the exercise price.

     If the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company's outstanding Common Stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of shares of the acquiring company's Common Stock having a market value of twice the exercise price. Thus, rights holders may purchase shares of the acquiring company's Common Stock at a 50% discount.

     Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock and prior to an acquisition of 50% or more of the Common Stock, the Board of Directors may exchange the rights (other than the rights owned by such person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per right.

     Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock, the rights are redeemable for one cent ($.01) per right at the option of the Board of Directors.

     The rights are intended to enable all of the Company's shareholders to realize the long-term value of their investment in the Company. The Plan will not prevent a takeover of the Company, but it should encourage anyone seeking to acquire the Company to negotiate with the Board of Directors prior to attempting a takeover.

     The dividend distribution will be made on November 4, 1998, payable to shareholders of record on that date. The rights will expire on November 4, 2008. The rights distribution is not taxable to shareholders.

     The Company is among the largest wholesale custom business forms and related business products suppliers in the United States. Headquartered in Ennis, Texas, the Company has 16 production facilities in 11 states strategically located to serve the Company's national network of distributors. The Company offers an extensive product line, from simple stock forms to more complex forms, laser-cut sheets, tags, labels, presentation folders, commercial printing, advertising specialities and screen printed products that can be custom designed to meet customers' needs.

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